SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras completes drilling of first appraisal well in the

Libra Consortium area

Rio de Janeiro, November 24, 2014 – Petróleo Brasileiro S.A. – Petrobras completed, on November 6th, the drilling of the first appraisal well in the Libra Consortium area, the 3-BRSA-1255 (3-RJS-731), informally known as NW1. Located in the northwest portion of the Libra block, in the pre-salt layer of the Santos Basin, the well is approximately 4 km Southeast of the discovery well, the 2-ANP-2A-RJS.

The well has reached a final depth of 5,734 meters and is located 185 km off the coast of Rio de Janeiro, at a water depth of 1,963 meters. The drilling results have confirmed an oil column of approximately 290 meters and a reservoir that shows good porosity and permeability. Samples collected from the well have confirmed that the oil of 27 degrees API is the same as the one found in the well 2-ANP-2A-RJS. A formation test is expected in the oil-bearing zone to verify its characteristics and the reservoir productivity.

The Libra Consortium - which is composed by Petrobras (operator, with 40%), Shell (20%), Total (20%), CNPC (10%), CNOOC Limited (10%) and the state company Pré-Sal Petróleo S.A. (PPSA) - will proceed with the activities set forth in the Exploratory Plan approved by Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP).

At this moment, the second well being drilled by the Libra Consortium -3-RJS- 735 - informally known as L2C1, has reached the base of salt and the Operator forecasts that the drilling of the reservoir layers will happen in a few days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.